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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Yigal Bar-Yossef Elected To Magic Software

Board Of Directors

Former Digital Equipment Corporation Ltd. CEO and President Brings

Extensive Business Experience To Company

Or Yehuda, Israel (February 10, 2004) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today the election of Yigal Bar-Yossef to its Board of Directors, as an outside Director, and the resignation of Yigal Berman, who has served as a Director since 1997 and has stepped down after 6 years of Board membership. Bar-Yossef brings to Magic Software extensive business knowledge, including over twenty years of experience in the IT arena worldwide. He will head Magic’s Board Audit Committee and the iBOLT Strategic Committee.

Yigal Bar-Yossef was the chief executive officer and president of Digital Equipment Corporation Ltd., from 1992 to 1997. From 1998 to 2001, he served as chief executive officer and president of Pelephone Communications Ltd., Israel’s first cellular operator. Pelephone pioneered Israel's cellular communications revolution, resulting in one of the world's highest market penetration of mobile phones.

Bar-Yossef also served as senior vice president of sales and marketing at Amdocs Ltd., where he was instrumental in the Amdocs merger with Clarify.

"I would like to express our sincere appreciation for the dedicated service that Yigal Berman has provided to the Company during his tenure as a Director,” said David Assia, Chairman of Magic Software Enterprises. "At the same time, we are delighted that Yigal Bar-Yossef has agreed to serve on Magic's Board of Directors. His extensive sales and marketing experience and knowledge accumulated from managing major corporations in diverse industries will undoubtedly strengthen the Board and help guide the Company to continued growth and success."

Bar-Yossef served as a Director of Hirshzon Barak Ltd. and Aladdin Knowledge Systems Ltd. until 2003.  He holds a B.A. degree in Economics and Systems Analysis and a MBA degree from the Hebrew University, Jerusalem.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (NASDAQ: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 10 February, 2004